UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  9)*

RemedyTemp, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
759549108
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	759549108

1	NAMES OF REPORTING PERSONS: Robert E. McDonough, Sr. and the McDonough Survivor’s Trust U/D/T dated June 5, 1985, as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,373,200

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,373,200

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,373,200 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	15.582%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN and OO (trust)

Item 1.
(a)	Name of Issuer:

RemedyTemp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive office is located at 101 Enterprise, Aliso Viejo, California 92656.
Item 2.
(a)	Name of Person Filing:

This statement is filed by Robert E. McDonough, Sr. (“Robert E. McDonough”) and Robert E. McDonough, Sr., Trustee of the McDonough Survivor’s Trust U/D/T dated June 5, 1985, as amended (the “Trust”). The information specified in (b) and (c) of Item 2 is given with respect to Robert E. McDonough. Because Robert E. McDonough is the trustee of the Trust, the information specified in (b) and (c) is also applicable with respect to the Trust.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of Robert E. McDonough is 101 Enterprise, Aliso Viejo, California 92656.

(c)	Citizenship:

United States of America.

(d)	Title of Class of Securities:

This statement relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of RemedyTemp, Inc. (the “Company”).

(e)	CUSIP Number:

759549108.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under Section 15 of the Act.

☐	Bank as defined in Section 3(a)(6) of the Act.

☐	Insurance company as defined in Section 3(a)(19) of the Act.

☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount Beneficially Owned: Under Rule 13d-3, Robert E. McDonough beneficially owns 1,373,200 shares of Class A Common Stock, consisting of 1,370,000 shares of Class A Common Stock held by the Trust and 3,200 shares of Class A Common Stock held by Robert E. McDonough. As trustee of the Trust, Robert E. McDonough has the sole power to vote and direct the vote of these shares of Class A Common Stock.

(b)	Percent of Class:

15.582%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

1,373,200

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

1,373,200

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006	/s/ ROBERT E. MCDONOUGH, SR.
Robert E. McDonough, Sr.

Dated: February 10, 2006	/s/ ROBERT E. MCDONOUGH, SR.
Robert E. Mc. Donough, Sr., Trustee of the
McDonough Survivor's Trust U/D/T dated June 5, 1985

EXHIBIT INDEX

Exhibit No.	Description
1	Filing Agreement — regarding the filing of one statement with respect to the same securities.